On April 30, 2015, Knowles Corporation presented the information on the following slides.

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Audience

Two Powerful Leaders

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Audience Employee Town Hall
April 30, 2015
Filed by: Knowles Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Audience, Inc.
Commission File No. 001-35528

Forward-Looking Statements
This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,”
“could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,”
“outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made.  The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial
Condition and Results of Operations” of Knowles’ and Audience’s Annual Reports on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and other filings Knowles and Audience make with the SEC.  Any forward-looking statement speaks of as of the date on which it is made and neither Knowles nor Audience assume any obligation to update or revise any forward-
looking statements whether as a result of new information, future events, or otherwise, except as required by applicable law.  Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the proposed merger; uncertainties as to how many of the holders of shares of common stock of Audience will tender their shares into the tender offer;
the possibility that various closing conditions for the tender offer or the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the proposed merger; the effects of disruption from the tender offer or the proposed merger making it more difficult for Knowles or Audience to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Knowles, Audience and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of Knowles’ or Audience’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and other documents filed with the SEC by Knowles or Audience, as well as the Schedule TO to be filed with the SEC by Orange Subsidiary, Inc.
Neither Knowles nor Audience undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Additional Information and Where to Find It
Interests of Certain Persons in the Offer and the Merger
Knowles will be, and certain other persons may be, soliciting Audience stockholders to tender their shares into the exchange offer. The directors and executive officers of Knowles and the directors and executive officers of Audience may be deemed to be participants in Knowles’ solicitation of Audience’s stockholders to tender their shares into the exchange offer. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of
Knowles and Audience in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.
The exchange offer for the outstanding common stock of Audience has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Audience.
Audience’s stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Knowles will file exchange offer materials with the U.S. Securities and Exchange Commission and Audience will file a
Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials
(including a Prospectus and certain other offer documents) and the Solicitation/Recommendation
Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Audience at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by
Audience free of charge on Audience’s website at audience.com under the heading “Investors” of
Audience’s website.

We are a pioneer in acoustics and
committed to improving the quality of
audio – continuously pushing
boundaries, driving the industry
forward and enabling consumers to
experience
“life above the noise.”
Who We Are

MEDIATEK
SAMSUNG
mi
SONY
NOKIA
HUAWEI
hp
Microsoft
intel
MOTOROLA
TOSHIBA
DELL
BlackBerry
lenovo
ZTE
htc
QUALCOMM
acer

knowles

Product
Development
Leadership
Operational
Excellence
Acoustic
Content
Growth
Hearing Aid Solutions
#1 Global Supplier
Speakers/Receivers
Top 3 Supplier
SiSonic™ Microphones
#1 Global Supplier
Strong
Engineering
Relationships
A Market Leader

Legacy of Innovation
THE FIRST
transistor-based miniature
microphone
THE FIRST
Miniature microphone and
receiver for hearing aids
THE FIRST Subminiature electret
condenser microphone
THE FIRST Ultra-high power
miniature receiver
THE WORLD’S FLATTEST
Dynamic speaker design for
cell phones
THE FIRST
Silicon surface mount microphone,
the SiSonic™ series
THE WORLD’S SMALLEST
Dynamic speaker design
THE FIRST Rectangular
dynamic speaker
THE WORLD’S SMALLEST
Rectangular dynamic speaker
THE SMALLEST
POSSIBLE Acoustic
design in portable
devices with N’Bass™
THE FIRST Digital microphone
supporting ultrasonic bandwidth
THE MOST POWERFUL
High power speaker, Cobra™,
in it’s category

[redacted]

13,000+
EMPLOYEES
$1.14 BILLION
2014 REVENUE
knowles

Global Scale Global Headquarters Manufacturing Engineering and Sales

• Better sensors
(microphone & speaker)
• Smarter sensors
(microphone & speaker)
• Smart integrated audio
(speaker, microphone, algos)
• Lower power always-on
(voice wake, motion wake)
Application Processor
or Cloud
Audio Signal Processing
Speakers Mic
Audio algorithms
• Hearables
(e.g., own voice pick-up)
• IoT
(e.g., audio-enable home,
ultrasonic)
• Multi-sensory processing
(contextual awareness)
Mobile-centric Beyond mobile
Broadened Portfolio
Opportunity To Set Industry Standard
Opens up >$500 million market opportunity in audio signal path
MEMS & transducers
Mechanical integration & design
Core acoustics
Algorithms (voice, motion)
Analog & digital design
System integration

Audio $ Content
Voice
Multi-Media
Speech Recognition
Sensing
Audience
2000
2010
2015 +

Growth Path
Increase content and
develop more intelligent
solutions

Pace of acoustic features
growing exponentially in
recent years
High Performance
Solutions
Integration
Knowles Acoustic
Subsystems enable smart
device
Microphones
Speakers & Receivers
High Performance
Solutions
Source: Annual Analyst Day; February 2014
audio optimization

Audio Solutions
Acoustics Platform
Broadened Capabilities
Knowles Today
DOLBY
TRUEHD
knowles

Strong acoustics core enables relevant audio solutions
Intelligent Audio System
Integrated Speaker Box
Microphones Receivers Speakers
Concert
Recording
AudioZoom
Stereo
Capture/Playback
Multi-Mic Noise
Reduction
5.1 Surround Sound
Capture / Playback
Low Power,
Always
Listening
Gesture
Recognition
Active Noise
Cancellation
Playback
Optimization
Hardware / Software System
Future Knowles Products
Enabling better
performance
and new
applications
9
Own Voice
Pick-up

10 Our Commitment To You • Listen and learn • Communicate • Collaborate • Engagement • Consider the possibilities • Customer-focused Your Contribution

11 Insert video Integration Planning Sign Agreement Exchange Offer Closes / Merger Completed Next Steps April Ongoing Q3 2015

Insert video Uniquely positioned to optimize the audio signal path to enhance performance and enable new applications. 12 Unique Market Position Extensive Audio Capabilities

Thank you

Audience Employee Town Hall
April 30, 2015
Filed by: Knowles Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Audience, Inc.
Commission File No. 001-35528
We will be uniquely positioned to
optimize the audio signal path that
will enhance performance and
enable new applications.
0
Two Powerful Leaders

Audience Employee Town Hall
April 30, 2015
Filed by: Knowles Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Audience, Inc.
Commission File No. 001-35528
We will be uniquely positioned to
optimize the audio signal path that
will enhance performance and
enable new applications.
0
Two Powerful Leaders